

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

Via E-mail
Mr. R. Bart McCain
Executive Vice President, Chief Financial Officer
Penson Worldwide, Inc.
1700 Pacific Avenue, Suite 1400
Dallas, TX 75201

> **Re: Penson Worldwide, Inc.**
> **Form 10-K for the Year Ended December 31, 2010**
> **Filed March 4, 2011**
> **Form 10-Q for the Period Ended September 30, 2011**
> **Filed November 9, 2011**
> **File No. 1-32878**

Dear Mr. McCain:

We issued comments on the above captioned filings on August 6, 2012**.** On September 10, 2012, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps will include our releasing all correspondence relating to our review on the EDGAR system.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3486 if you have any questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief